SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(b)

(Amendment No. 1)*

Sino Agro Food Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

829355106
(CUSIP Number)

February 29, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829355106	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nordnet Pensionsförsäkring AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,532,610
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,532,610
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,532,610
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES NOT APPLICABLE	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.30%
12	TYPE OF REPORTING PERSON FI

CUSIP No. 829355106	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Sino Agro Food Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Room 3711, China Shine Plaza
No. 9 Lin He Xi Road
Tianhe County
Guangzhou City
Peoples Republic of China 510610

Item 2(a).	Name of Person Filing:

Nordnet Pensionsförsäkring AB

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Nordnet Pensionsförsäkring AB:	Gustavslundsvägen 141
Box 14095
SE-167 14 Bromma
Sweden

Item 2(c).	Citizenship:

Nordnet Pensionsförsäkring AB is a company organized under the laws of Sweden.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.001 per share

Item 2(e).	CUSIP Number:

829355106

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 829355106	13G	Page 4 of 6 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Insurance Company

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securitiesof issuer identified in Item 1.

(a)         Amount beneficially owned:   6,532,610

(b)         Percent of class:  10.30%

(c)         Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:  6,532,610

(ii) Shared power to vote or to direct the vote:  None

(iii) Sole power to dispose or to direct the disposition of:  None

(iv) Shared power to dispose or to direct the disposition of:   6,532,610

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

CUSIP No. 829355106	13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing the below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a Swedish insurance company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 829355106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2012

NORDNET PENSIONSFÖRSÄKRING AB

By:	/s/ Olof Anderson
	Name:	Olof Anderson
	Title:	CEO